Mail Stop 3561

December 18, 2008

Roy H. Bubbs
President and Chief Executive Officer
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

> **Re:** **Hooper Holmes, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **File No. 001-09972**

Dear Mr. Bubbs:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. We ask you to comply with other comments in future Exchange Act reports. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 1. Basis of Presentation, page 4

1. We note your disclosure on page 4 indicating you now operate within one reportable operating segment, following the sale of CED. Further, we note on page 22 that your Infolink business represents 12.9% of your total revenues for the nine months ended September 30, 2008. As Infolink has exceeded 10% of your total revenues for the nine months ended September 30, 2008 and for the

fiscal years ended December 31, 2007 and 2006, please tell us why you believe Infolink does not require separate segment disclosure as required by SFAS 131.

Note 2. Liquidity, page 5

2.   We note your disclosures here and at Note 9 describing an available borrowing base of $25 million under your revolving credit facility. Further, we note only $15 million of borrowing capacity is available before you must adhere to a fixed charge coverage ratio of no less than 1:1. Please expand your discussion to specifically discuss your compliance or non-compliance with such a ratio. For example, while you currently disclose '…if the Company continues to experience losses from operations, its borrowing capacity would be limited to $15 million and the Company's liquidity adversely affected', please specifically state your fixed charge coverage ratio on a trailing 12-month basis, and whether you are currently unable to access the remaining $10 million of the Loan and Security Agreement. Please refer to Section 501.03 of the Financial Reporting Codification for additional guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 22

Liquidity and Financial Resources, page 27

3.   Please be advised that Item 303(a)(1) of Regulation S-K requires your identification of any known trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In your upcoming Form 10-K, please detail both the risk and any recent difficulty in collecting your accounts receivable within your liquidity disclosures. We note your disclosure describing the increase of days sales outstanding during the nine months ended September 30, 2008. Please enhance your disclosures to describe the underlying driver(s) of this increase. In addition, please include the amount of your accounts receivable allowance in future quarterly reports.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 32

4.   We note the disclosure in the second and third paragraphs on page 32. Because
        you appear to benchmark compensation, in future filings, please identify the
        companies that comprise the benchmark group. Refer to Item 402(b)(2)(xiv) of
        Regulation S-K.

Cash Incentive Compensation, page 35

5.   We note the disclosure concerning performance objectives established by the
        Compensation Committee. It appears that you have not provided quantitative
        disclosure of the terms of the necessary targets that your named executive officers
        had to achieve to earn their compensation in your fiscal year 2007. In future
        filings please disclose the specific performance targets used to determine
        compensation, or provide us with a supplemental analysis as to why it is
        appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. To the extent that it is appropriate to omit specific targets, please
        advise us of the disclosure that you will provide pursuant to Instruction 4 to Item
        402(b) of Regulation S-K. General statements regarding the level of difficulty, or
        ease, associated with achieving performance goals either corporately or
        individually are not sufficient. In discussing how likely it will be for you to
        achieve the target levels or other factors, provide as much detail as necessary
        without providing information that poses a reasonable risk of competitive harm.
        In addition, in future filings provide a clear discussion of the specific qualitative
        strategic and individual goals used to determine the annual compensation.

                                        * * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please tell us
how you will comply with future comments within this time period as well. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director